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REPORT
A-17A-5
PART III

SEC FILE NUMBER
8-69192

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hamilton Grant, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 South Lake Ave 7th Floor
(No. and Street)

Pasadena	CA	91101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David W. Collett 818-631-6202
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farber Hass Hurely, LLP
(Name – *if individual, state last, first, middle name*)

9301 Oakdale Ave, Suite 230	Chatsworth	CA	91311
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David W. Collett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hamilton Grant, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer, FinOp

Title

Notary Public

DAVID EDWARD MCMANUS
Notary Public - California
Los Angeles County
Commission # 2313653
My Comm. Expires Dec 22, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAMILTON GRANT, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5

FOR THE YEAR ENDED DECEMBER 31, 2020

Filed in accordance with Rule 17a-5(e)(3) of the Securities Exchange Act of 1934 as a PUBLIC document.

HAMILTON GRANT, LLC

CONTENTS

Farber Hass Hurley LLP

Certified Public Accountants

9301 Oakdale Avenue, Suite 230
Chatsworth, CA 91311
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 727-7700

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Hamilton Grant, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Hamilton Grant, LLC as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Hamilton Grant, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Hamilton Grant, LLC's management. Our responsibility is to express an opinion on Hamilton Grant, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hamilton Grant, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Farber Hass Hurley LLP

Farber Hass Hurley LLP

We have served as Hamilton Grant, LLC's auditor since 2016.
Chatsworth, California
February 17, 2021

HAMILTON GRANT, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

ASSETS		
Cash and cash equivalents	$	852,919
Accounts receivable		102,500
Prepaid expenses		382,045
Website, net of accumulated amortization of $115		4,035
Total Assets	$	1,341,499
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	89,953
Commissions payable		200,880
Deferred revenue		397,325
Total Liabilities		688,158
Members' equity		
Series A, 1,452,723 issued and outstanding		212,967
Retained earnings		440,374
Total Members' Equity		653,341
Total Liabilities and Members' Equity	$	1,341,499

See accompanying notes to financial statements.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Hamilton Grant, LLC (the "Company") was formed in the state of Delaware in 2004. The Company is a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed to engage in the private placement of securities, participate in underwriting activities on a best efforts basis and provide corporate finance and merger and acquisition advisory services.

Basis of Presentation

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Website

Website assets are stated at cost less accumulated amortization. The Company amortizes website costs over an estimated useful life of three years on a straight-line basis. Betterments are capitalized. Repairs and maintenance costs are charged to expense as incurred.

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets, such as websites, may be impaired, an evaluation of recoverability is performed. As of December 31, 2020, all long-lived assets are not considered impaired.

Income Taxes

The Company is treated as a partnership for income tax purposes and as such the Company is not subject to income taxes in any jurisdiction. The earnings and losses of the Company are allocated to owners based upon their percentage ownership in the Company's tax return. Each member of the Company is responsible for the tax liability, if any, related to its proportionate share of the Company's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. Management has concluded that there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. For the year ended December 31, 2020, the Company paid $0 in tax related interest and penalties.

Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns (prior to 2019 as part of the former parent company's returns) for three years from the date of filing. These returns remain subject to examinations from 2017 through the current year.

1. Nature of operations and summary of significant accounting policies (continued)

Member's equity

The Company has available for issue two classes of preferred interests. Class A members are entitled to an 8% per annum compounded preferred return on their unreturned capital ahead of Class B member distributions. As of December 31, 2020, there were no Class B units issued or outstanding.

Revenue Recognition

Fees from Merger and acquisition engagements are recognized when a transaction has been successfully completed. Fees are generally collected simultaneous with the closing of the transaction.

Up-front retainer fees are generally non-refundable, and often applied against the transaction fee due. Up-front retainer fees are treated as deferred revenue and recognized at the earlier of the completion of a transaction or when the contract is terminated. Up-front retainer fees paid to representatives are recorded as prepaid commission expenses and recognized under the same terms as the revenue. As of January 1, 2020 and December 31, 2020 prepaid commission expense balances were $106,375 and $360,575 respectively and deferred revenue balances were $130,000 and $397,325, respectively.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

2. Concentrations

From time to time, the Company will maintain cash balances in a financial institution that may exceed the Federal Deposit Insurance Corporation ("FDIC") coverage of $250,000. The Company has not experienced any losses in such accounts.

During the year ending December 31, 2020, the Company's revenues resulted from seven clients. The top four clients accounted for 34%, 27%, 13% and 10% of revenues. Due to the nature of investment banking transactions, the Company does not anticipate reoccurring revenue from the same clients year after year.

3. Website

During 2020, the Company capitalized costs associated with the development of a website. This asset was placed into service during 2020. Website costs consist of the following as of December 31, 2020:

Website	$4,150
Less accumulated amortization	(115)
Website, net	$4,035

4. Commitments

The Company leases office space under a month to month operating lease beginning January 1, 2021. As of December 31, 2020, the Company's future minimum rental commitment is $0.

5. Net capital requirements and customer protection requirements

Pursuant to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934, the Company is required to maintain net capital as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. As of December 31, 2020, the Company's net capital was $164,761 which was $145,372 in excess of its minimum requirement of $19,389.

The Company is subject to Securities and Exchange Commission (SEC) regulations which restrict the Company's ability to enter into transactions that result in a significant reduction in regulatory net capital without prior notification to or approval from the SEC.

6. Subsequent events

The Company evaluated all subsequent event activity through the date the financial statements were issued and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosures in the notes to financial statements.